IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

December 19, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File No. 333-192918/CIK No. 883622

On behalf of the Registrant, I am responding to the comment that you gave to me via telephone earlier this month. Your comment is repeated below, with our response immediately following.

1.	Comment:	Please confirm that the Advisor pays the Sub-Advisor fees.

	Response:	According to the Interim Investment Sub-Advisory Agreement dated October 8, 2013, and the Proposed Investment Sub-Advisory Agreement, we confirm that Ivy Investment Management Company in its capacity as Advisor is responsible for paying to Mackenzie Financial Corporation as the Sub-Advisor the investment management fee.

In connection with the above comment and our response, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2432.

Very Truly Yours,

/s/Mara D. Herrington

Mara D. Herrington

Vice President and Secretary